Exhibit 99.1

Westport Fuel Systems to announce third quarter results on Wednesday, November 9, 2016

VANCOUVER, Nov. 2, 2016 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPT / Nasdaq:WPRT) announced today that it will disclose its financial results for the third quarter ended September  30, 2016 on Wednesday, November 9, 2016 after market close. To coincide with the disclosure, Westport Fuel Systems has also scheduled a conference call for Wednesday, November 9, 2016 at 2:00 pm Pacific Time (5:00 pm Eastern Time).

Live Conference Call & Webcast

The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/company/investors.

Replay Conference Call & Webcast

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 0929. The replay will be available until November 16, 2016. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

Westport Fuel Systems engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Inquiries: Caroline Sawamoto, Manager, Investor Relations and Communications, Westport Fuel Systems, T: +1 604-718-2046, invest@westport.com

CO: Westport Fuel Systems Inc.

CNW 16:05e 02-NOV-16